UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2016

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-11288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACTUANT CORPORATION
N86 W12500 WESTBROOK CROSSING
MENOMONEE FALLS, WISCONSIN 53051
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201

Actuant Corporation 401(k) Plan
Financial Statements and Additional Information
August 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Actuant Corporation 401(k) Plan (the “Plan”) as of August 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of August 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Actuant Corporation 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP
February 9, 2017
Milwaukee, Wisconsin

ACTUANT CORPORATION 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	August 31,
	2016	2015
Cash	$15,645	$12,916
Investments, at fair value	149,688,417	142,046,817
Receivables
Company contribution receivable	4,144,436	4,226,292
Participant notes receivable	2,214,820	2,229,005
Total receivables	6,359,256	6,455,297
Total assets	156,063,318	148,515,030

Liabilities
Excess contributions payable	(3,434)	(2,619)
Accrued administrative expenses	(43,569)	(45,821)
Net assets available for benefits	$156,016,315	$148,466,590

See accompanying notes to financial statements

ACTUANT CORPOIRATION 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended August 31,
	2016	2015
Investment gain/(loss)
Net realized and unrealized gains/(losses) on fair value of investments	$9,321,729	$(14,047,292)
Interest and dividend income from investments	1,497,289	1,400,100
	10,819,018	(12,647,192)

Interest income on participant notes receivable	90,634	99,593

Contributions
Company	4,186,585	4,272,637
Rollover	674,573	1,266,229
Participant	7,450,084	7,536,203
	12,311,242	13,075,069

Benefits paid to participants	(15,393,893)	(22,225,000)

Administrative expenses	(277,276)	(437,463)

Net increase/(decrease) in net assets available for benefits	7,549,725	(22,134,993)
Net assets available for benefits at beginning of year	148,466,590	170,601,583
Net assets available for benefits at end of year	$156,016,315	$148,466,590

See accompanying notes to financial statements

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan
The following description of the Actuant Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s summary plan description for a more complete description of the Plan's provisions. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. Generally, all employees of domestic subsidiaries of Actuant Corporation (the “Company”) who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those subject to a collective bargaining agreement (“CBA”), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are eligible to participate in the Plan at the discretion of the Company and employees of designated operating units may be excluded from plan participation.
Contributions
Participants may make voluntary pre-tax and after tax (“Roth”) contributions of between 1% and 50% of qualifying compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 are eligible to make catch-up contributions to the Plan. Depending on the Company’s financial performance, the Company may make discretionary contributions (“matching” and “core”) to eligible employees. The matching contribution applies only to participant contributions up to 6% of a participant’s eligible compensation, while the core contribution represents 3% of each employee’s eligible compensation. Both the matching and core contributions are made in the form of cash into the employee's investment elections. In addition, the Company is required to make contributions to certain participants who are subject to a CBA.
Participants must be employed by the Company on the last day of the plan year to be eligible for the discretionary contributions. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year.
Investment Options
Participants direct the investment of their voluntary contributions and may redirect the investment for the Company’s core and matching contributions to any of the defined investment options. Participants may change their investment options at any time.
Participant Accounts
Each participant’s account is credited with contributions, participant rollovers, an allocation of plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. Substantially all administrative expenses of the Plan are paid by the Plan. Separate pre-tax and Roth contribution accounts are maintained for participants.
Vesting
Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balance. Participants normally vest in the Company matching and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%
Forfeited Accounts
Forfeitures are created when participants terminate employment with the Company prior to being fully vested. These forfeited amounts are then used to reduce the Company’s future contributions to the Plan. At August 31, 2016 and 2015, unallocated forfeitures were $126,700 and $266,500, respectively. Forfeitures used to reduce Company contributions were $322,700 and $265,400 for fiscal 2016 and 2015, respectively.

Payment of Benefits
At death, disability, retirement or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct transfer to an eligible retirement plan. If a participant’s vested account balance is less than $5,000 it will automatically be distributed in the form of a direct rollover to an individual retirement account ($1,000 or less in a lump sum payment). In the event of hardship, participants may withdraw a portion of their vested account balances.
Participant Notes Receivable
A participant may receive a note from the Plan out of the participant’s voluntary contributions, rollover, prior Company contributions and qualified non-elective contributions account in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant’s vested account balances plus earnings thereon or $50,000. Notes bear a fixed interest rate of the prime rate at the time of the note plus 1%. Notes and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the note is used to purchase the principal residence of the participant in which case the term of the note will be a reasonable period not to exceed 20 years, as determined by the plan administrator.
Participants’ notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of August 31, 2016 or 2015. If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion for fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits includes the net gain (loss) in the fair value of investments, which consists of realized and unrealized gains and losses.
Risk and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is reasonably possible that changes in the fair value of investments will occur in the near term. These changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Changes
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by type of plan asset. Parts I and III are not applicable to the Plan. This ASU is effective for fiscal years beginning after December 31, 2015, with early adoption permitted, and is to be applied retrospectively. Management has elected to early adopt Part II.
 In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement. This ASU amends Accounting Standards Codification ("ASC") Topic 820 and removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance in this ASU is effective for the Plan's year ending December 31, 2017; however, the Plan chose to early adopt this new guidance for the year ended August 31, 2016. The presentation of fair value of the Plan's pooled separate accounts as of August 31, 2015, has been removed from the hierarchy levels in the tables in Note 3, "Fair Value Measurements" in order to conform to the presentation used as of August 31, 2016.
Note 3. Fair Value Measurements
The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The following valuation methodologies are used for plan assets measured at fair value:
Mutual Funds: Valued at quoted prices from an active market which represents the net asset value (NAV) of shares held by the Plan at year end.
Actuant Corporation Stock Fund: The Actuant Corporation Stock Fund is a unitized fund. The fund consists of Actuant common stock and short-term cash equivalents which provide liquidity for trading. The Actuant common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximates fair value.
Common collective trust: Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
A summary of assets at August 31 measured at fair value on a recurring basis are as follows:

	2016	2015
Level 1 Valuation:
Mutual funds	$100,382,176	$93,014,873
Level 2 Valuation:
Actuant Corporation stock fund*	17,734,776	18,297,111
Total investment assets in fair value hierarchy	118,116,952	111,311,984

Common collective trust	31,571,465	30,734,833
Total Investments at fair value	$149,688,417	$142,046,817

* Included 857,601 and 828,509 shares of Actuant Corporation Common Stock as of August 31, 2016 and 2015, respectively
The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share at August 31:

	2016	2015	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Wells Fargo S&P 500 Index Fund	$17,919,952	$17,407,210	—	Daily	None
Wells Fargo Stable Return Fund	$13,651,513	$13,327,623	—	Daily	12 months
Total Common Collective Trust	$31,571,465	$30,734,833
Note 4. Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated May 28, 2013, that the Plan was designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to applicable statutory periods.
Note 5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are in shares of mutual funds and common trust funds managed by Wells Fargo Bank, custodian of the Plan, shares of Actuant Corporation Common Stock and participant notes receivable. These transactions qualify as party-in-interest transactions, however, they are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Fees incurred by the Plan for the investment management services paid through revenue sharing are included in administrative expenses.

Actuant Corporation 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN:39-0168610 Plan Number:022
August 31, 2016

(a)	(b)	Issuer, borrower, lessor, or similar party	(c)	Description of Investment	(d)	Cost	(e)	Current Value
		Registered Investment Co:
		Goldman Sachs Mid Cap Value		Registered Investment Co		(A)		$3,400,207
		Harbour International/Inst Fund		Registered Investment Co		(A)		4,532,181
		Invesco Small Cap Growth Fund		Registered Investment Co		(A)		2,698,246
		JP Morgan Large Cap Fund		Registered Investment Co		(A)		10,830,951
		Northern Small Cap Value Fund		Registered Investment Co		(A)		4,544,768
		Nuveen Dividend Value Fund		Registered Investment Co		(A)		5,307,484
		Oppenheimer Developing Mkt. Fund		Registered Investment Co		(A)		2,406,070
		Pimco Commodity Real Return Strategy Fund		Registered Investment Co		(A)		405,666
		T. Rowe Price Retirement 2015 Fund		Registered Investment Co		(A)		3,989,736
		T. Rowe Price Retirement 2020 Fund		Registered Investment Co		(A)		8,496,611
		T. Rowe Price Retirement 2025 Fund		Registered Investment Co		(A)		12,332,286
		T. Rowe Price Retirement 2030 Fund		Registered Investment Co		(A)		7,084,527
		T. Rowe Price Retirement 2035 Fund		Registered Investment Co		(A)		5,722,344
		T. Rowe Price Retirement 2040 Fund		Registered Investment Co		(A)		6,776,254
		T. Rowe Price Retirement 2045 Fund		Registered Investment Co		(A)		2,990,101
		T. Rowe Price Retirement 2050 Fund		Registered Investment Co		(A)		1,166,516
		T. Rowe Price Retirement 2055 Fund		Registered Investment Co		(A)		841,957
		T. Rowe Price Retirement 2060 Fund		Registered Investment Co		(A)		83,782
		Vanguard Mid Cap Index Fund		Registered Investment Co		(A)		9,106,719
		Voya (Ing) MidCap Opportunities Fund		Registered Investment Co		(A)		429,570
*		Wells Fargo Advantage Total Return Bond Fund		Registered Investment Co		(A)		7,236,199
								100,382,176

		Common Collective Trusts
*		Wells Fargo S&P 500 Index Fund N		Common Collective Trust		(A)		17,919,952
*		Wells Fargo Stable Return Fund				(A)		13,651,513
								31,571,465

*		Actuant Corporation Stock Fund		(B)		(A)		17,734,776
*		Participant Notes Receivable		(C)		-		2,214,820
								$151,903,237

		* Party-in-Interest
		(A) Cost omitted for participant-directed investments
		(B) Includes 857,601 shares of Actuant Corporation Common Stock
		(C) Participant notes receivable have interest rates from 4.25% to 9.50%

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN
Date: February 9, 2017	/s/ Robert A. Wrocklage
Robert A. Wrocklage Plan Administrative Committee Member

Exhibit Index

Exhibit No.    Description

23.1        Consent of WIPFLI LLP, Independent Registered Public Accounting Firm